

October 22, 2014

Via E-mail
Mr. John P. Cosaert
Chief Financial Officer
Heartland Express, Inc.
901 North Kansas Avenue
North Liberty, Iowa 52317

> **Re: Heartland Express, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 0-15087**
> **Form 10-Q for the Quarter Ended June 30, 2014**
> **Filed August 11, 2014**
> **File No. 0-15087**

Dear Mr. Cosaert:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Financial Statements

Note 1. Significant Accounting Policies, page F-7

Segment Information, page F-7

1.   We note your disclosure that you have determined it appropriate to aggregate your operating divisions into one reportable segment. Please tell us the consideration given by management in determining your reportable operating segments in light of the fiscal year 2013 acquisition of Gordon Trucking, Inc. ("GIT") whereby it is noted that GTI operates

in a different region of the country, western United States, and that its operations include temperature-controlled truckload and freight brokerage services, or non-asset based operations. We also note from GTI's website that it appears to continue to operate as a separate entity under the GTI name. In this regard, please tell us how you considered these characteristics of GTI's operations in determining that it is appropriate to present one reportable segment at December 31, 2013. Your response should address how you identified the operating segments under ASC Topic 280-10-50-1 and 280-10-50-3 through 50 and further, how you evaluated each of the aggregation criteria in ASC Topic 280-10-50-11. Also, please identify for us the CODM and the individuals that report directly to the CODM. Additionally, please advise us of the amount of revenues and operating profit for GTI for 2013 and for the nine months of 2014.

Revenue and Expense Recognition, page F-9

2.   Please tell us and expand your revenue recognition policy to address how the Company recognizes revenue from the freight forwarding or brokerage services operations resulting from the GTI acquisition in fiscal year 2013.

Form 10-Q for the Quarter Ended June 30, 2014

Management's Discussion and Analysis, page 15

Results of Operations, page 17

3.   We note from your disclosures in the Results of Operations section of MD&A that operating revenue increased $183.0 million to $451.3 million for the six months ended June 30, 2014 from $268.3 million for the six months ended June 30, 2013. As part of your discussion of the reasons for this increase in revenue, please explain to us, and revise to disclose, the amount of revenue recognized in 2014 attributable to your GTI acquisition, and the amount of revenue related to internal growth.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire L. Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief